Press Information

FOR IMMEDIATE RELEASE

NASDAQ SYMBOL MXIM

Contact: Paresh Maniar,
Executive Director, Investor Relations
(408) 737-7600

MAXIM REPORTS THIRD QUARTER OF FISCAL 2007

REVENUES IN LINE WITH SAME QUARTER A YEAR AGO

SUNNYVALE, CA– April 25, 2007–Maxim Integrated Products, Inc., (NASDAQ:MXIM) reported net revenues of $475.8 million for its fiscal third quarter ending March 24, 2007, a 4.4% decrease from the second quarter of fiscal 2007 and a 0.5% decrease from the third quarter of fiscal 2006.

Maxim is not providing detailed GAAP and non-GAAP financials for the quarter ending March 24, 2007 due to the previously announced need to restate its historical financial statements for the fiscal years 2000 through 2005 and the related interim periods through March 25, 2006, to record additional non-cash, stock-based compensation expense related to past stock-option grants. Consequently, limited financial data is being presented at the present time.

Tunc Doluca, President and Chief Executive Officer, commented: "Customer demand for Maxim's products appeared to stabilize during Q307 and we anticipate sequential growth in our upcoming quarter. In addition, I am pleased to report that non-GAAP gross margins improved during the quarter. Looking forward, while gross margins will remain subject to normal fluctuations due to product mix changes and other factors, we believe that our gross margin management initiatives will produce relatively stable results during upcoming quarters."

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The Company's Board of Directors declared a cash dividend for the third quarter of fiscal 2007 of $0.156 per share. Payment will be made on May 25, 2007 to stockholders of record on May 11, 2007.

MAXIM INTEGRATED PRODUCTS, INC.
SELECTED UNAUDITED FINANCIAL INFORMATION

	Three Months Ended		
	March 25, 2006	December 23, 2006	March 24, 2007
	(in thousands)		
Net revenues	$ 478,120	$ 497,453	$ 475,799
	June 24, 2006	December 23, 2006	March 24, 2007
	(in thousands)		
Cash and cash equivalents	$ 422,333	$ 370,714	$ 383,061
Short-term investments	920,317	945,023	941,189
	$ 1,342,650	$ 1,315,737	$ 1,324,250
Accounts receivable, net	$ 292,592	$ 277,065	$ 250,703
Additions to property, plant and equipment	$ 120,772	$ 74,480	$ 71,526
Depreciation and amortization	$ 22,496	$ 25,383	$ 26,231

Note: Due to the pending restatement of the Company's historical financial statements (see discussion in the release text), all financial numbers presented in this release should be considered estimates and may be subject to significant adjustment.

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Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This includes the Company's anticipation of sequential growth in its upcoming quarter, its belief that, while gross margins will remain subject to normal fluctuations due to product mix changes and other factors, gross margin management initiatives will produce relatively stable results during upcoming quarters, and the Company's expectation

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to restate its historical financial statements for the fiscal years 2000 through 2005 and the related interim periods through March 25, 2006 to record additional non-cash, stock-based compensation expense related to past stock-option grants. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted based upon, among other things, general market conditions and market developments that could adversely affect the growth of the mixed-signal analog market product mix shifts, customer cancellations and price competition, as well as other risks described in the Company's Annual Report on Form 10-K for the fiscal year ended June 25, 2005. In addition, the risks include the possibility that the Company may be unable to timely complete its restatement of financial results for the affected periods as stated in the press release, and the uncertainty that the Company can meet the NASDAQ Listing Qualifications Panel's time deadline to be in compliance with all NASDAQ and SEC filing requirements, and the possibility that Maxim's common stock will no longer continue to remain listed on the NASDAQ Global Market; the risk that the matters described in this press release could divert management's attention from operations; and the fact that expenses arising from inquiries made by governmental agencies, the restatement, related private litigation, and other associated activities are expected to be significant.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

Maxim Integrated Products is a leading international supplier of quality analog and mixed-signal products for applications that require real-world signal processing.

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